October 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Tekkorp Digital Acquisition Corp.
Registration Statement on Form S-1
Filed September 25, 2020, as amended
File No. 333-249064

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on October 9, 2020, in which we, the representative of the several underwriters (the “Representative”), joined in the request of Tekkorp Digital Acquisition Corp. (the “Company”) to accelerate the effective date of the above-referenced registration statement for October 13, 2020, at 4:00 p.m. Washington D.C. time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Representative, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

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[Signature Page Follows]

Very truly yours,

JEFFERIES LLC
as Representative of the Several Underwriters

By:	/s/ Mike Judlowe
	Name:	Mike Judlowe
	Title:	Managing Director